Mail Stop 4561

May 17, 2007

Mr. David K. Spohr
Principal Financial/Accounting Officer
World Monitor Trust III – Series J
900 King Street, Suite 100
Rye Brook, NY 10573

>   **Re: World Monitor Trust III – Series J**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **File No. 0-51651**

Dear Mr. Spohr:

We have reviewed your first response letter filed on May 8, 2007 and have the following additional comments.   Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Note 1. Organization

Exchanges, Redemptions and Termination, page 7

1.   We note your response to prior comment 2 and understand your payment policy related to redemptions requests that are received after the deadline. However, if a redemption request is received subsequent to the redemption deadline but before the end of business on the balance sheet date, you are in receipt of notice from the unitholder of their intention to redeem their units and it appears to us that the underlying units would meet the definition of mandatorily redeemable financial instruments under the guidance in SFAS 150. Please provide to us management's assessment of the provisions of SFAS 150 in these situations.

Note 2. Summary of Significant Accounting Policies

E. Offering Costs, pages 9 to 10

2.   We note your response to prior comment 3. Please confirm that you will provide similar disclosure in future filings consistent with information provided within your previous response.

3.   We note your response to prior comment 4 and have reissued the comment. Please tell us how your accounting policy is consistent with the guidance in paragraph 8.24 of the AICPA's Audit and Accounting Guide, *Audits of Investment Companies*. Specifically explain why a liability for estimated offering expenses to be reimbursed to the Managing Owner has not been recorded in the financial statements of the series. Additional reference is made to Staff Accounting Bulletin Topic 5D.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief